Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED FINANCIAL STATEMENTS

AS OF JUNE 30, 2018

IN U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	2

Condensed Interim Consolidated Statements of Comprehensive Loss	3

Condensed Interim Consolidated Statements of Changes in Shareholders' Equity (Deficiency)	4 - 6

Condensed Interim Consolidated Statements of Cash Flows	7 - 8

Notes to Condensed Interim Consolidated Financial Statements	9 - 12

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,		December 31,
	2018	2017	2017
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	5,659	2,775	36,069
Short‑term bank deposits	21,345	18,147	-
Trade receivables	779	612	369
Inventories	1,871	1,124	1,886
Other receivables	4,445	2,477	3,196

	34,099	25,135	41,520
LONG‑TERM ASSETS:
Long term deposits	65	75	56
Property, plant and equipment, net	2,051	1,425	1,924
Intangible assets, net	528	685	635

	2,644	2,185	2,615

	36,743	27,320	44,135
CURRENT LIABILITIES:
Trade payables and accrued expenses	3,327	2,121	3,251
Other payables	2,339	2,115	2,182

	5,666	4,236	5,433
LONG‑TERM LIABILITIES:
Deferred revenues	1,178	966	988
Liabilities in respect of IIA grants	7,793	7,153	7,380
Contingent consideration for purchase of shares	14,737	15,082	14,381
Liability in respect of discontinued operation	6,003	-	6,003
Severance pay liability, net	336	239	330

	30,047	23,440	29,082
SHAREHOLDERS' EQUITY (DEFICIENCY):
Ordinary shares of NIS 0.01 par value:
Authorized: 37,244,508 shares as of June 30, 2018, and 32,244,508 shares as of December 31, 2017 and June 30, 2017; Issued and Outstanding: 27,178,839 as of June 30, 2018 and 27,047,737 as of December 31, 2017 and 21,954,078 as of June 30, 2017	75	60	75
Share premium	139,359	115,646	138,992
Foreign currency translation adjustments	(30)	(26)	(38)
Accumulated deficit	(138,374)	(116,036)	(129,409)

	1,030	(356)	9,620

	36,743	27,320	44,135

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share data and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
Revenues	1,551	1,227	1,031	687	2,496
Cost of revenues	1,010	824	629	484	1,578

Gross profit	541	403	402	203	918

Research and development, net of participations	2,729	3,435	1,536	1,664	5,462
Selling and marketing	2,319	2,693	1,248	1,306	5,362
General and administrative	1,831	1,641	842	936	3,781
Other expenses	662	-	62	-	-
Total operating expenses	7,541	7,769	3,688	3,906	14,605

Operating loss	(7,000)	(7,366)	(3,286)	(3,703)	(13,687)

Financial income	182	174	115	87	406
Financial expense	(1,898)	(1,584)	(994)	(846)	(1,252)

Loss from continuing operation	(8,716)	(8,776)	(4,165)	(4,462)	(14,533)
Loss from discontinued operation	-	-	-	-	(7,616)
Net loss	(8,716)	(8,776)	(4,165)	(4,462)	(22,149)
Other comprehensive income (loss):

Foreign currency translation adjustments	8	(17)	18	(14)	(29)

Total comprehensive loss	(8,708)	(8,793)	(4,147)	(4,476)	(22,178)

Basic and diluted net loss per share from continuing operations	(0.32)	(0.40)	(0.15)	(0.20)	(0.62)
Basic and diluted net loss per share from discontinued operations	-	-	-	-	(0.33)
Total Basic and diluted net loss per share	(0.32)	(0.40)	(0.15)	(0.20)	(0.95)

Weighted average number of ordinary shares used in the computation of basic and diluted loss per share (in thousands)	27,050	21,938	27,052	21,946	23,341

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of December 31, 2017	75		138,992		(38)	(129,409)	9,620
Cumulative effect adjustment on accumulated deficit as a result of adopting IFRS 15	-		-		-	(249)	(249)

Balance as of January 1, 2018	75		138,992		(38)	(129,658)	9,371

Loss for the period	-		-		-	(8,716)	(8,716)
Other comprehensive loss	-		-		8	-	8

Total comprehensive loss	-		-		8	(8,716)	(8,708)

Exercise of options	(*	)	(*	)	-	-	-

Share-based compensation	-		367		-	-	367

Balance as of June 30, 2018 (unaudited)	75		139,359		(30)	(138,374)	1,030

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity (Deficiency)

Balance as of January 1, 2017	60	114,979	(9)	(107,260)	7,770

Loss for the period	-	-	-	(8,776)	(8,776)
Other comprehensive loss	-	-	(17)	-	(17)

Total comprehensive loss	-	-	(17)	(8,776)	(8,793)

Exercise of options	-	2	-	-	2

Share-based compensation	-	665	-	-	665

Balance as of June 30, 2017 (unaudited)	60	115,646	(26)	(116,036)	(356)

(*)   Represents less than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Share capital		Share premium		Foreign currency translation reserve	Accumulated deficit	Total Equity

Balance as of April 1, 2018	75		139,210		(48)	(134,209)	5,028

Loss for the period	-		-		-	(4,165)	(4,165)
Other comprehensive loss	-		-		18	-	18

Total comprehensive loss	-		-		18	(4,165)	(4,147)

Exercise of options	(*	)	(*	)	-	-	-

Share-based compensation	-		149		-	-	149

Balance as of June 30, 2018 (unaudited)	75		139,359		(30)	(138,374)	1,030

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total Equity (Deficiency)

Balance as of April 1, 2017	60	115,307	(12)	(111,574)	3,781

Loss for the period	-	-	-	(4,462)	(4,462)
Other comprehensive loss	-	-	(14)	-	(14)

Total comprehensive loss	-	-	(14)	(4,462)	(4,476)

Exercise of options	-	2	-	-	2

Share-based compensation	-	337	-	-	337

Balance as of June 30, 2017 (unaudited)	60	115,646	(26)	(116,036)	(356)

(*)   Represents less than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)

U.S. dollars in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of December 31, 2016	60		114,979	(9)	(107,260)	7,770

Loss for the period	-		-	-	(22,149)	(22,149)
Other comprehensive loss	-		-	(29)	-	(29)

Total comprehensive loss	-		-	(29)	(22,149)	(22,178)

Exercise of options	(*	)	7	-	-	7
Issuance of ordinary shares of NIS 0.01 par value net of issuance expenses	15		22,643	-	-	22,658
Share-based compensation	-		1,363	-	-	1,363

Balance as of December 31, 2017	75		138,992	(38)	(129,409)	9,620

(*)    Represents less than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited
Cash flows from operating activities:
Net loss	(8,716)	(8,776)	(4,165)	(4,462)	(18,885)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:
Loss from discontinued operation	-	-	-	-	7,616
Depreciation and amortization	305	302	170	146	567
Share-based compensation	367	665	149	337	1,363
Revaluation of liabilities in respect of IIA grants	404	402	218	221	229
Revaluation of contingent consideration for the purchase of shares	1,112	1,120	569	570	351
Increase (decrease) in severance liability	6	20	(5)	12	111
Net financing income	(182)	(174)	(115)	(88)	(349)
Un-realized foreign currency (gain) loss	126	(91)	85	(39)	(185)

	2,138	2,244	1,071	1,159	9,703
Changes in asset and liability items:
Decrease (increase) in trade receivables	(421)	(241)	(494)	(201)	28
Decrease (increase) in inventories	15	(279)	149	(132)	(1,042)
Decrease (increase) in other receivables	(1,572)	(277)	(1,690)	278	(1,227)
Increase (decrease) in trade payables	74	(1,210)	(51)	(2,487)	(135)
Increase (decrease) in other payables and deferred revenues	(336)	(459)	(507)	1,606	(70)

	(2,240)	(2,466)	(2,593)	(936)	(2,446)

Net cash flows used in operating activities	(8,818)	(8,998)	(5,687)	(4,239)	(14,892)
Net cash used in discontinued operating activities	-	-	-	-	(1,563)
	(8,818)	(8,998)	(5,687)	(4,239)	(16,455)

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2018	2017	2018	2017	2017
	Unaudited				Audited

Cash Flows from Investing Activities:

Purchase of property and equipment	(313)	(365)	(197)	(169)	(1,045)
Purchase of intangible assets	(13)	-	(13)	-	(30)
Interest received	2	27	2	12	349
Proceeds from (investment in) short term bank deposits, net	(21,165)	(16,837)	1,680	3,007	1,163

Net cash provided by (used in) investing activities	(21,489)	(17,175)	1,472	2,850	437

Cash Flows from Financing Activities:

Proceeds from exercise of options	(* )	2	(* )	2	7
Proceeds from issuance of shares, net	-	-	-	-	22,658
Proceeds from IIA grants, net of repayments	30	(37)	-	(65)	330

Net cash provided by (used in) financing activities	30	(35)	-	(63)	22,995

Exchange rate differences on cash and cash equivalent balances	(133)	117	(117)	76	226

Increase (decrease) in cash and cash equivalents from continuing activities	(30,410)	(26,091)	(4,332)	(1,376)	8,766

Decrease in cash and cash equivalents from discontinued activities	-	-	-	-	(1,563)

Balance of cash and cash equivalents at the beginning of the period	36,069	28,866	9,991	4,151	28,866

Balance of cash and cash equivalents at the end of the period	5,659	2,775	5,659	2,775	36,069

(*)     Represents less than $1.

The accompanying notes are an integral part of the interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	General description of the company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, as well as chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency ("EMA") and the Israeli, Argentinean and South Korean ministries of health for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company sells NexoBrid in Europe and in Israel through its commercial organization and in other territories through local distributers.

b.
The Company has two wholly owned subsidiaries: MediWound Germany GmbH, acting as Europe (“EU”) marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 8% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
The Company's securities are listed for trading on NASDAQ since March 2014. In September 2017, the Company completed a follow-on public offering. A total of 5,037,664 new ordinary shares were issued in consideration to net proceeds of $22,658, after deducting underwriter’s discounts, commissions and other offering expenses.

d.
The Company has a contract with the U.S. Biomedical Advanced Research and Development Authority ("BARDA"), which was modified in July 2017, for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events. The modified contract includes $56,000 of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16,000 for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $10,000 for expanding NexoBrid’s indications and of up to $50,000 for additional procurement of NexoBrid.

As of June 30, 2018 the Company recorded $ 21,200 in funding from BARDA under the contract.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the six months ended June 30, 2018 have been prepared in accordance with IAS 34 "Interim Financial Reporting".
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2017 that were included in the Annual Report on Form 20-F filed on March 19, 2018.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2017 that were included in the Annual Report on Form 20-F filed on March 19, 2018, except than the change discussed below.

c.	Changes in significant accounting policies

IFRS 15, "Revenue from Contracts with Customers":

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.
The standard requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers.
The Company generates revenues from direct and indirect sales of its products and from license agreements with its distributors.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

1.	Revenue from the Sale of products:

The Company contracts with customers for the sale of products which generally include one performance obligation. The Company has concluded that revenue from sale of products should be recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the products. Therefore, the adoption of IFRS 15 did not have an impact on the timing of revenue recognition.

2.	Revenue from distribution agreements with Multiple- element:

According to the new Standard, entities need to determine whether the licenses for intellectual property is distinct from other goods and services included in the contract. An analysis of the Company's contracts with its distributors indicates that in the majority of contracts, the Company grants its distributors a right to access its intellectual property as it exists throughout the license period. Accordingly, the Company recognizes revenue from the granting of licenses over the license period which is identical to the legacy accounting treatment.

In addition, in accordance with terms of some license agreements, the Company is entitled for up-front payments which are accounted for as deferred revenues and recognized in profit and loss over the license period.  According to the new Standard, when long-term advances (exceeding one year) are received for a future service, the Company is required to accrue interest and recognize finance expense on the advances over the period of the contract. Under the legacy revenue recognition guidance the Company did not recognize finance expenses in respect of deferred revenue.

On January 1, 2018, the Company adopted the new standard for all its distribution agreements at the date of initial application, and applied the standard using the modified retrospective approach, with the cumulative effect of applying the new guidance recognized as an adjustment to the opening retained earnings balance. Results for reporting periods beginning after January 1, 2018 are presented under the new guidance, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period. The Company recorded a net increase to opening accumulated deficit of $249 as of January 1, 2018 due to the cumulative impact of adopting the new guidance and an increase of deferred revenues by $249.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table summarizes the impacts of adopting IFRS 15 on the Company’s interim statement of financial position as of June 30, 2018 and its interim consolidated statements of comprehensive loss for the three and six months period ended June 30, 2018 for each of the line items affected.

Impact on the condensed interim consolidated statement of financial position:

	As reported	Adjustments	Amounts without adoption of IFRS 15

Deferred revenues*	1,365	(311)	1,054

Accumulated deficit	(138,374)	311	(138,063)

* Comprised of short term deferred revenues classified in other payable and long term deferred revenues.

Impact on the condensed interim consolidated statements of comprehensive loss for the six months period ended June 30, 2018:

	As reported	Adjustments	Amounts without adoption of IFRS 15

Revenues	1,551	(20)	1,531
Financial expense	(1,898)	82	(1,816)
Net loss	(8,716)	62	(8,654)

Total Basic and diluted net loss per share	(0.32)	(0.0)	(0.32)

Impact on the condensed interim consolidated statements of comprehensive loss for the three months period ended June 30, 2018:

	As reported	Adjustments	Amounts without adoption of IFRS 15

Revenues	1,031	(11)	1,020
Financial expense	(994)	41	(953)
Net loss	(4,165)	30	(4,135)
Total Basic and diluted net loss per share	(0.15)	(0.0)	(0.15)